Darrel T. Anderson

Executive Vice President – Administrative Services

and Chief Financial Officer

IDACORP, Inc.

P.O. Box 70

Boise, Idaho 83707

October 8, 2010

BY EDGAR AND FEDERAL EXPRESS

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  IDACORP, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009 filed February 23, 2010

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

File No. 001-14465

Dear Mr. Owings:

On behalf of IDACORP, Inc. (the “Company”), set forth below are responses to the Staff's comment letter, dated September 27, 2010, relating to the above referenced filings.  For the Staff’s convenience, the Company has restated the Staff’s comments in full, with the Company’s responses following each of the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 31

1.

Please expand this section and your Liquidity and Capital Resources section to elaborate on known materials trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or result in your liquidity decreasing or increasing in any material way.  In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  In addition, please discuss in reasonable detail:

•         economic or industry-wide factors relevant to your company, and

•         material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note your disclosure on page 16 discussing the potential impact of increased capital expenditures on your liquidity as well as your disclosure on page 39 that you are experiencing a cycle of heavy infrastructure investment.  Please discuss how your capital expenditures may impact your liquidity or capital resources decreasing or increasing in any material way.  Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

In its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, the Company made substantive and organizational modifications to the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), which it believes enhance the overall disclosure in those reports.  In future periodic reports, the Company will further expand its disclosure in the MD&A relating to known material trends that will have or are reasonably likely to have a material impact on net sales or income from continuing operations or result in liquidity decreasing or increasing in any material way.  The Company will also provide additional information about the quality and variability of earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

If included in its Annual Report on Form 10-K for the year ended December 31, 2009, the additional disclosure would have included the following:

RESULTS OF OPERATIONS:

This section of the MD&A takes a closer look at the significant factors that affected IDACORP’s and Idaho Power’s earnings over the last three years.  In this analysis, the results of 2009 are compared to 2008 and the results of 2008 are compared to 2007.

Introduction

Important business, economic, and other factors that have affected, and that IDACORP and Idaho Power expect will continue to affect, IDACORP’s and Idaho Power’s results of operations and financial condition are discussed below.

Regulatory Rates and Cost Recovery. Idaho Power is under the retail jurisdiction (as to rates, service, accounting, and other general matters of utility operation) of the Idaho Public Utilities Commission (IPUC) and the Oregon Public Utility Commission (OPUC), and has authority to charge market-based rates for wholesale energy sales under its FERC tariff and to provide transmission services under its Open Access Transmission Tariff (OATT).  The prices that the IPUC and OPUC authorize Idaho Power to charge for its retail services and the tariff rate that the FERC permits Idaho Power to charge for transmission are major factors in determining IDACORP’s and Idaho Power’s results of operations and financial condition.  The IPUC and OPUC have the authority to disallow recovery of any costs that they consider unreasonable or imprudently incurred, and the FERC formula rates may be insufficient for recovery of costs incurred.  While the IPUC and OPUC have established through the ratemaking process an authorized rate of return for Idaho Power, the regulatory process does not provide assurance that Idaho Power will be able to achieve the authorized rate.  Further, while the IPUC and OPUC are required to establish rates that are fair, just, and reasonable, they have significant discretion in determining the application of this standard.   Disallowance of recovery of costs may have a negative effect on earnings and cash flows and could result in downgrades of IDACORP’s and Idaho Power’s credit ratings, which could increase the companies’ cost of capital and adversely impact access to the capital markets.  Idaho Power has continued to focus on timely recovery of its costs through filings with the IPUC and OPUC.

In January 2010, the IPUC approved a settlement agreement among Idaho Power, several of Idaho Power’s customers, the IPUC Staff, and others with respect to rates for 2009 through 2011.  The agreement contains four important elements:  (1) a general rate freeze until January 1, 2012, with some exceptions; (2) a specified distribution of the expected 2010 PCA decrease to directly reduce customer rates, providing some general rate relief to Idaho Power and resetting base level power supply costs for the PCA going forward; (3) use of investment tax credits to achieve a 9.5 percent return on year-end equity in the Idaho jurisdiction; and (4) an equal sharing with customers of any Idaho earnings exceeding the authorized return on year-end equity of 10.5 percent.  The rate freeze does not apply to specified revenue requirement proceedings, such as the PCA, the FCA, pension funding, advanced metering infrastructure (AMI), energy efficiency rider, and government imposed fees.  Idaho Power attempts to manage its costs consistent with the settlement agreement.

Idaho Power has PCA mechanisms that provide for annual adjustments to the rates charged to its Idaho and Oregon retail customers.  The PCA tracks Idaho Power’s actual net power supply costs (primarily fuel and purchased power less off-system sales) and compares these amounts to net power supply costs currently being recovered in retail rates.  The PCA mechanisms allow Idaho Power to defer most of the difference between actual costs and amounts recovered in rate base to be recovered from or refunded to customers later.  The PCA mechanisms eliminate most of the volatility of Idaho Power’s operating results that would result from changes in prices and volumes of power purchases.  As a result of this mechanism, the primary financial impact of power supply cost variations is that cash is paid out but recovery from customers does not occur until a future period.  If prices rise above the level currently allowed in retail rates in periods when Idaho Power is purchasing energy, deferral balances will increase, which will adversely affect Idaho Power’s cash flow and liquidity until those costs are recovered from customers.

Idaho Power also currently has an FCA mechanism that is designed to remove Idaho Power’s disincentive to invest in energy efficiency programs by separating (or decoupling) the recovery of fixed costs from the variable kilowatt-hour charge and linking it instead to a set amount per customer.

Idaho Power’s current regulatory rate structure and the financial impact of regulatory matters on Idaho Power are discussed further under “REGULATORY MATTERS” in the MD&A.

Weather Conditions and Associated Impacts.  Idaho Power is a dual-peaking utility, meaning variations in energy usage by consumers occur from season to season and from month to month within a season, primarily as a result of weather conditions.  Relatively high and low temperatures result in greater energy usage for heating and cooling.  Increased precipitation levels during the agricultural growing season reduce electricity sales to customers who use electricity to operate irrigation pumps.

Another primary impact of weather on Idaho Power’s financial condition and results of operations relates to Idaho Power’s hydroelectric power generation projects.  The availability of hydroelectric power depends on the amount of snow pack in the mountains upstream of Idaho Power’s hydroelectric facilities, reservoir storage, springtime snow pack run-off, river base flows, spring flows, rainfall, amount and timing of water leases, and other weather and stream flow management considerations.  During low water years, when stream flows into Idaho Power’s hydroelectric projects are reduced and reservoir storage is low, Idaho Power’s hydroelectric generation is reduced.  This results in reduced generation from Idaho Power’s resource portfolio available to serve Idaho Power’s customers and for off-system sales and, generally, an increased use of more expensive coal- or gas-fired generation or purchased power to meet load requirements.  Both of these situations result in increased power supply costs.  Regional energy market prices can also be affected by hydroelectric generating conditions.  In times with high hydroelectric generation, the availability of abundant energy tends to reduce wholesale prices, and during low hydroelectric generation, wholesale prices tend to be higher.  While the cost of purchased power is typically higher than the cost of hydroelectric generation, the incremental cost is currently included in the PCA mechanisms that allow Idaho Power to recover most of these costs.

The impact of weather-related conditions on Idaho Power during 2007, 2008, and 2009 is discussed under “Utility Operations” below.

Economic Conditions.  Economic conditions within and outside of Idaho Power’s service area can impact the collectability of accounts, consumer demand for electricity, the volume of off-system sales due to power demand, and Idaho Power’s need for purchased power.  Beginning in 2008 and through 2009, economic conditions in Idaho Power’s service area have been relatively weak.  Unemployment rates are high relative to historic unemployment levels and customer growth during 2009 was modest.  Idaho Power anticipates that the residential, commercial, and industrial customer growth rate will increase when economic conditions within its service area improve, and Idaho Power is currently in a period of development of additional generation and transmission targeted at addressing increased power demand when that occurs.

Fuel and Power Supply.  In addition to hydroelectric generation, Idaho Power relies on coal and natural gas to fuel its generation facilities.  Increases in demand for natural gas, including increases in demand due to greater industry reliance on natural gas for power generation, may result in market price increases, short-term price volatility, and/or supply availability issues.  Currently, Idaho Power plans to construct and operate the Langley Gulch combined-cycle natural gas power plant.  Operation of the Langley Gulch power plant will increase Idaho Power’s demand for natural gas, and thus its exposure to volatility in natural gas prices.  Further, delivery of coal and natural gas depends upon gas pipelines, rail lines, rail cars, and roadways.  Any disruption in Idaho Power’s fuel supply may require the company to find alternative fuel sources at potentially higher costs, to produce power from higher cost generation facilities, or to purchase power from other sources at higher costs.  The incremental power cost is currently included in the PCA mechanisms that allow Idaho Power to recover most of these costs.

Idaho Power relies in part on purchased power to meet load requirements, and a significant component of Idaho Power’s infrastructure development is intended to increase Idaho Power’s own generation capacity and to ensure transmission capacity is sufficient to meet demand requirements.  To help reduce power demand, Idaho Power has several energy efficiency programs in place and in development, targeting savings across the entire year and across a wide range of customer segments.  The emphasis of these programs is to reduce energy consumption, especially during periods of high demand and minimize or delay the need to build new supply-side alternatives.  Energy efficiency activities are currently funded through a rider mechanism on customer bills in both Idaho and Oregon.

Idaho Power utilizes derivative instruments, such as physical and financial forward contracts, for both electricity and fuel in order to manage the risks relating to fuel and power price exposures.  To mitigate a portion of the risk in these arrangements, Idaho Power has procedures that monitor compliance with risk management policies and programs, including verification of transactions, regular portfolio reporting of various risk management metrics, and daily counterparty credit risk analysis, and may establish credit and concentration limits on transactions with counterparties and require contractual guarantees, cash deposits, or letters of credit from counterparties or their affiliates, as deemed necessary.

Regulatory Compliance Costs and Expenditures.  Idaho Power is subject to extensive federal and state laws, policies, and regulations, as well as regulatory actions and regulatory audits.  Compliance with these requirements directly influences Idaho Power’s operating environment and may significantly increase Idaho Power’s operating costs.  Further, potential monetary and non-monetary penalties for violation of applicable laws may be substantial.  For instance, monetary penalties for violations of FERC regulations may be as high as $1 million per day per violation.  Accordingly, Idaho Power has in place numerous compliance policies and initiatives, and frequently evaluates, updates, and supplements these policies and initiatives.

Idaho Power is also subject to a substantial body of rapidly changing regulations by federal, state, and local authorities governing the protection of the environment.   Environmental laws and regulations may, among other things, increase the cost of operating power generation plants and constructing new facilities; require that Idaho Power install additional pollution control devices at existing generating plants; or require that Idaho Power shut down certain power generation plants.  For instance, the Boardman coal-fired power plant, in which Idaho Power owns a ten percent interest, is the subject of proceedings with Oregon regulators relating to the installation of costly emission controls and the potential early shut-down of the facility.  Compliance with environmental laws and regulations could result in increases to capital expenditures and operating expenses.  Idaho Power intends to seek recovery of such costs through the ratemaking process.

Idaho Power is currently involved in renewing federal licenses for some of its hydroelectric projects, including its largest hydroelectric generation source, the Hells Canyon Complex.  Relicensing involves numerous environmental issues.  Idaho Power is working with the states of Idaho and Oregon, regulatory authorities, and interested parties to address concerns and take appropriate measures relating to the relicensing of Idaho Power’s hydroelectric projects.  Given the number of parties and issues involved, Idaho Power expects that relicensing costs could be substantial but will be submitted to regulators for recovery through the ratemaking process.

Tax-Related Projects.  The results of tax-related items currently being evaluated by Idaho Power could have a significant impact on IDACORP’s and Idaho Power’s financial condition and results of operations.  Idaho Power is currently evaluating a tax accounting method change that would allow a current income tax deduction for repair related expenditures on its utility assets that are currently capitalized for book and tax purposes.  The deduction would be computed for tax years 1999 and forward.  Also, the Internal Revenue Service (IRS) is currently auditing Idaho Power’s current method of uniform capitalization.  In September 2009, the IRS issued Industry Director Directive #5 (IDD) which discusses the IRS’s compliance priorities and audit techniques related to the allocation of mixed service costs in the uniform capitalization methods of electric utilities.  The IRS and Idaho Power are jointly evaluating the impact the IDD guidance has on Idaho Power’s uniform capitalization method.

*****

LIQUIDITY AND CAPITAL RESOURCES

Overview

IDACORP’s operating cash flows are driven principally by Idaho Power, and the primary source of operating cash flows for Idaho Power is revenues (including the recovery of previously deferred energy costs) from sales of electricity and transmission capacity.  General business revenues and the costs to supply power to general business customers are factors that have the greatest impact on Idaho Power’s operating cash flows.

Significant uses of cash flows from Idaho Power’s utility operations include the purchase of electricity, the purchase of fuel for power generation, and payment of other operating expenses, taxes, and interest, with any excess amount being available for other corporate uses such as capital expenditures and the payment of dividends.  Idaho Power is experiencing a cycle of heavy infrastructure investment, adding capacity to its baseload generation, transmission system, and distribution facilities in an effort to ensure an adequate supply of electricity, to provide service to new customers, and to maintain system reliability.  Idaho Power’s aging hydroelectric and thermal generation facilities require continuing upgrades and component replacement, and the costs related to relicensing hydroelectric facilities and complying with the new licenses are substantial.  Due to heavy infrastructure requirements in the near term, Idaho Power has recently focused on critical infrastructure needs that relate to system reliability and resource adequacy, and expects that total capital expenditures will be at or slightly above $1 billion from 2010 through 2012.

Idaho Power’s operating cash flows usually do not fully support the amount required for utility capital expenditures, particularly during periods of heavy infrastructure development as is presently occurring.  Idaho Power from time to time needs to access capital markets in order to fund these needs as well as to fund maturing debt.  See “Capital Requirements” below for a further discussion of Idaho Power’s current and anticipated infrastructure development requirements and associated capital expenditure estimates.

Through 2014, and perhaps during subsequent years depending on market conditions, Idaho Power expects to make significant cash contributions to its pension plan.  The calculation of funding requirements for pension plans requires election of a methodology to determine the actuarial value of assets and the interest rate used to measure the pension liabilities.  IDACORP and Idaho Power continuously monitor available and proposed pension funding guidance, and evaluate the potential impact on funding requirements and strategies.

Idaho Power utilizes operating and capital budgets to control operating costs and optimize capital expenditures, and funds liquidity needs for capital expenditures through cash flows from continuing operations, public debt offerings, commercial paper markets, and credit facilities.  IDACORP’s operating cash flows are driven principally by Idaho Power.  General business revenues, the costs to supply power to general business customers, and the timing of income tax payments are factors that have the greatest impact on Idaho Power’s operating cash flows, and are subject to risks and uncertainties relating to weather and water conditions and Idaho Power’s ability to obtain rate relief to cover its operating costs and provide a return on investment.  Idaho Power seeks to recover its operating costs and earn a return on its capital expenditures through rates, periodically filing for rate adjustments for recovery of operating costs and capital investments to provide the opportunity to align Idaho Power’s earned returns with those allowed by regulators.  IDACORP and Idaho Power expect to continue financing capital requirements with a combination of internally generated funds and externally financed debt and equity capital.

IDACORP’s and Idaho Power’s access to long-term and short-term debt markets, including their respective $100 million and $300 million credit facilities, helps provide necessary liquidity to support operating activities.  In addition to access to its credit facility, IDACORP currently has approximately $574 million remaining on its shelf registration statement that can be used for the issuance of debt securities and common stock.  IDACORP also has a sales agency agreement with BNY Mellon Capital Markets, LLC pursuant to which it may sell up to 2.1 million shares of common stock from time to time in at-the-market offerings.  Idaho Power intends to file a shelf registration statement in the near term that can be used for the issuance of first mortgage bonds and unsecured debt.   IDACORP and Idaho Power also meet short-term liquidity requirements through the issuance of commercial paper.  While short-term borrowing costs have not been significant to date, further uncertainty in the credit markets may result in increased costs for commercial paper borrowings or limit the ability to issue commercial paper, which may increase IDACORP’s and Idaho Power’s reliance on their respective revolving credit agreements for short-term liquidity purposes.

The current condition of capital markets and the economy have caused a general concern regarding access to sufficient capital at a reasonable cost.  However, IDACORP and Idaho Power have not been significantly impacted by the recent disruption in the credit environment and currently expect to continue to be able to access the capital markets to meet short and long term borrowing needs.

Management’s Annual Report on Internal Control Over Financial Reporting, page 122

2.

We note that your Chief Executive Officer and Chief Financial Officer expressed their belief as to the effectiveness of your internal control over financial reporting.  Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting is effective.  Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.

RESPONSE:

The Company confirms that the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.  The Company confirms that in future filings it will refrain from characterizing the conclusion regarding the effectiveness of internal control over financial reporting as management’s belief.

Exhibits, page 129

3.

It appears that Exhibit 10.44, the Contract for Engineering, Procurement and Construction Services dated May 7, 2009, does not include Exhibits B-R.  Please advise or re-file a complete copy of this agreement with your next periodic report.

RESPONSE:

The Company will file a complete copy of the Contract for Engineering, Procurement and Construction Services dated May 7, 2009, including all exhibits thereto, with its next periodic report.  The Company has previously been granted confidential treatment for certain portions of this agreement pursuant to a confidential treatment request under Rule 24b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These confidential portions will continue to be redacted in the re-filed copy of the agreement.  Pursuant to Rule 24b-2, the Company plans to submit an additional confidential treatment request for certain portions of Exhibits B through R.

4.           Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  Your inclusion in paragraph 4 of the word “we” before the word “have” in Exhibits 31.1, 31.2, 31.3 and 31.4 is not permissible.  Please revise in future filings.

RESPONSE:

In the Exhibit 31 certifications filed with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, the Company did exclude the word “we” before the word “have” in paragraph 4, and the Company will continue that practice.

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

Compensation Committee, page 12

5.

We note your statement on page 13 that your compensation committee engaged Towers Watson for additional services relating to your non-employee director compensation program.  Please provide the information required by Item 407(e)(3)(iii)(A) of Regulation S-K or tell us why you believe this disclosure is unnecessary.

RESPONSE:

The Company believes that no additional disclosure is required in response to Item 407(e)(3)(iii)(A) of Regulation S-K.  Under Item 407(e)(3)(iii)(A) of Regulation S-K, a company is required to disclose information regarding the fees paid to compensation consultants where the compensation consultant that was engaged by the compensation committee to provide advice or recommendations on the amount or form of executive and director compensation also provided “additional services” to the company or its affiliates in an amount in excess of $120,000 during the company’s last completed fiscal year.  Towers Watson provided advice and recommendations to the compensation committee on the amount or form of compensation for executives and directors.  Towers Watson’s services related to compensation programs for non-employee directors are not “additional services” under the rule.  While Towers Watson performed other services for management, which are described on page 13 of the 2010 proxy statement, the fees for these additional services were less than $120,000.  Accordingly, the Company believes that the rule does not require any additional disclosure.

Executive Compensation, page 34

Private Survey Compensation Data, page 38

6.          You refer to two sources of private survey compensation data on page 38, including Towers Perrin’s 2008 Executive Compensation Database and the 2008 Energy Services Industry Executive Compensation Database.  However, it does not appear that you identify the companies that have been included in these Databases.  Considering it appears that you benchmark elements of your compensation to these Databases, please identify the components of these benchmarks.  Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located on our web-site, www.sec.gov.

RESPONSE:

Item 402(b)(2)(xiv) of Regulation S-K provides, as an example of material information to be disclosed in the Compensation Discussion and Analysis, whether the Company engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).  The compensation committee’s consultant, in providing the database information, did not provide the actual surveys or the names of the specific companies participating in the surveys.  The Company did not select the companies that participated in the surveys, and the survey responses of any particular company are not independently material or significant due to the relatively large number of survey respondents, as disclosed in the Company’s 2010 proxy statement.  Accordingly, the Company believed that the general description of the material aspects of the survey databases included in the 2010 proxy statement was more useful to a shareholder’s understanding of why the compensation committee used the data.  However, to the extent applicable in future filings, if the compensation committee benchmarks total compensation or any material element of compensation against survey data, the Company will identify the component companies of such survey or surveys.  Appendix A to this letter includes the names of the companies included in Towers Perrin’s 2008 Executive Compensation Database and the 2008 Energy Services Industry Executive Compensation Database.

Public Proxy Compensation Data, page 39

7.

We note your use of public proxy compensation data.  Please clarify how this information is used.  To the extent this information is used to either obtain a general understanding of current compensation practices or to benchmark, please clearly state so.  Please see Item 402(b)(2)(ix) of Regulation S-K.

RESPONSE:

Private survey compensation data is the primary tool used by the compensation committee in determining executive compensation, with public proxy compensation data serving as a secondary data source to provide general confirmation for some of the Company’s executive officer compensation levels.  The public proxy compensation data also allows the compensation committee to analyze compensation trends within the Company’s geographic region and within its industry peer group, which is selected based on annual sales, market capitalization, number of employees, and total assets.  The Company’s human resources department identified named executive officers who held the chief executive officer, chief financial officer, and general counsel positions within the public proxy peer group companies and developed compensation tables showing what these officers receive for base salary, total cash compensation, long-term incentive, and total direct compensation.  The Company’s human resources department then compared this public proxy compensation data against the compensation of these officers at the Company.  The compensation committee used the data as a general confirmation that the total compensation levels for the Company’s chief executive officer, chief financial officer, and general counsel positions were near the median levels for those positions.

In future filings, if the compensation committee uses public proxy compensation data for purposes of benchmarking or generally confirming executive compensation levels, the Company will enhance its disclosure in that regard.  If included in the 2010 proxy statement, the following paragraph would have been added at the end of the public proxy compensation data discussion:

Since the public proxy compensation data is not nearly as broad or detailed as the consulting firm’s private survey data, the compensation committee utilized the public proxy compensation data as a secondary data source to provide general confirmation for our chief executive officer, chief financial officer, and general counsel compensation levels.  The compensation committee’s primary information source in setting compensation is on the consulting firm’s more comprehensive private survey data from comparable general industry and energy industry companies.

Allocation of Compensation, page 40

8.

We note your statements that "[l]ong-term incentive compensation at target for the executive officers ranges from 25% to 45% of total target compensation" and that "[a]s discussed above, non-cash or long-term incentive compensation at target for the executive ranges from 20% to 50% of total target compensation."  We further note that actual long-term incentive compensation for 2009 ranged from 26% to 43%.  Please clarify or revise.  Please also adjust the total target compensation range provided of 35% to 75% accordingly.

RESPONSE:

The Company’s executive compensation policy, which outlines the Company’s approach to providing compensation to executive officers who are subject to Section 16 of the Exchange Act, including the Company’s named executive officers, provides that long-term incentive compensation at target should range from 20% to 50% of total target compensation.  Therefore, the 25% to 45% range should have read “20% to 50%,” as it does later.

The 26% to 43% range of long-term incentive compensation as a percentage of total compensation in the table on page 41 of the 2010 proxy statement is the actual percentage range for 2009, rather than the wider range of the policy, and is the range for our named executive officers, not for all executive officers.

The Company will, in future filings, revise this disclosure to indicate more clearly when target compensation ranges are intended to apply to all executive officers or solely to named executive officers and to distinguish ranges stated in the executive compensation policy from actual ranges.

The Staff also requests that the Company “adjust the total target compensation range provided of 35% to 75%.”  This total target compensation range is based on the combination of the short-term incentive compensation range as a percentage of total compensation (15% to 25%) and the long-term incentive compensation range as a percentage of total compensation (20% to 50%) listed in the 2010 proxy statement for executive officers.   As discussed above, the disclosure in the 2010 proxy statement is consistent with the Company’s executive compensation policy and corresponds to short-term incentive compensation at target ranging from 15% to 25% of total target compensation and long-term incentive compensation at target ranging from 20% to 50% of total target compensation.

If included in the 2010 proxy statement, the revised disclosure would have read as follows (underlined disclosures are new):

Allocation of Compensation

In order to remain competitive and encourage and reward short-term performance and long-term growth, we use short-term and long-term incentive compensation. Our executive compensation policy provides that the ~~The~~ short-term incentive compensation target varies by position and should range ~~but ranges~~ from 15% to 25% of total target compensation for all our executive officers.  The policy also provides that long-term  ~~Long-term~~ incentive compensation at target for our ~~the~~  executive officers should range ~~ranges~~ from 20% to 50%  ~~25% to 45%~~ of total target compensation. The higher the executive officer's position, the greater the emphasis on long-term results, and therefore, on equity-based compensation.

The compensation committee believes incentive compensation comprising 35% to 75% of total target compensation is appropriate because:

●	our executive officers, including our named executive officers, are in positions to drive, and therefore bear high levels of responsibility for, our corporate performance

●	incentive compensation is at risk and dependent upon our performance, and

●

making a significant amount of our executive officers’, including our named executive officers’, target compensation contingent upon results that are beneficial to shareholders helps ensure focus on the goals that are aligned with our overall strategy.

Cash compensation includes base salary and short-term incentive payments. Cash compensation at target for the executive officers ranges from 55% to 80% of total target compensation. As discussed above, non-cash or long-term incentive compensation at target for the executive officers ranges from 20% to 50% of total target compensation with higher non-cash compensation for our higher level executive officers.

Non-cash compensation consists of two-thirds performance shares and one-third time-vesting restricted stock. We believe this structure provides the appropriate balance between at risk compensation tied to executive performance and guaranteed compensation that promotes executive retention.

The following table shows the actual allocation of total 2009 direct target compensation for our named executive officers among the individual components of base salary, short-term incentive and long-term incentive:

Executive	Base Salary as a % of Total Target Compensation	Short-Term Incentive as a % of Total Target Compensation	Long-Term Incentive as a % of Total Target Compensation
J. LaMont Keen	32	25	43
Darrel T. Anderson	42	21	37
Daniel B. Minor (1)	48	20	32
Rex Blackburn (2)	48	18	34
John R. Gale	57	17	26
James C. Miller	48	19	33

(1)

Mr. Minor was promoted from senior vice president-delivery of Idaho Power to executive vice president-operations of Idaho Power in 2009. In connection with his promotion, effective October 3, 2009, Mr. Minor’s 2009 base salary was increased from $290,000 to $340,000 and his 2009 short-term incentive award opportunity was increased from 40% to 50% of base salary at target. The figures shown reflect the prorated amounts of Mr. Minor’s base salary and short-term incentive for 2009. Mr. Minor’s long-term incentive award opportunity of 70% of base salary at target was not increased in connection with his promotion.

(2)

Mr. Blackburn was promoted from lead counsel of Idaho Power to senior vice president and general counsel of IDACORP and Idaho Power in 2009. In connection with his promotion, effective as of February 21, 2009, Mr. Blackburn’s base salary was increased from $160,000 to $215,000 and his 2009 short-term incentive award opportunity was increased from 20% to 40% of base salary at target. The figures shown reflect the prorated amounts of Mr. Blackburn’s base salary and short-term incentive for 2009. Mr. Blackburn’s 2009 long-term incentive target award opportunity was set at 70% of base salary at target for his position as senior vice president and general counsel.

Director Compensation for 2009, page 86

9.

Please provide the value of your stock awards using the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  Please see Item 402(c)(2)(v) and 402(k)(2)(iii) of Regulation S-K.

RESPONSE:

Non-employee directors receive $45,000 in IDACORP, Inc. common stock as part of their annual retainer.  The number of shares issued to a director is determined by dividing (i) the dollar amount of the annual stock award by (ii) the closing price of IDACORP, Inc. common stock on the business day before the grant date.  No cash is paid in lieu of any fractional share.  Therefore, the dollar values shown in column (c) for “Stock Awards” and column (h) for “Total” were overstated by $20 for all directors other than Mr. Allred, and by $7 for Mr. Allred.  The correct dollar values are shown below:

Name (a)	Stock Awards ($) (c)[1]	Total ($) (h)
C. Stephen Allred	37,493	75,410
Richard J. Dahl	44,980	112,271
Judith A. Johansen	44,980	110,030
Christine King	44,980	98,730
Gary G. Michael	44,980	126,211
Jon H. Miller	44,980	211,066
Peter S. O’Neill	44,980	254,195
Jan B. Packwood	44,980	111,530
Richard G. Reiten	44,980	98,497
Joan H. Smith	44,980	107,480
Robert A. Tinstman	44,980	136,716
Thomas J. Wilford	44,980	109,071

Footnote 1 to the table stated that the dollar amount shown in column (c) was the grant date fair value of the stock.  In future filings, the Company will expand the footnote to indicate that stock awards are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  If included in the 2010 proxy statement, the expanded footnote would have read as follows:

“1                    This column reflects the grant date fair value of IDACORP, Inc. common stock awarded to our non-employee directors measured in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 – “Compensation – Stock Compensation.”  The grant date fair value is based on the closing price of IDACORP, Inc. common stock on the business day before the grant date.  For all directors, except for Mr. Allred, the grant date fair value is based on the closing price of IDACORP, Inc. common stock on February 27, 2009, which was $24.34.  For Mr. Allred, the grant date fair value is based on the closing price of IDACORP, Inc. common stock on March 31, 2009, which was $23.36.”

Narrative Disclosure of Our Compensation Policies and Practices as They Related to Risk Management, page 88

10.

We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the determination that any risks arising from your compensation policies and practices are not reasonably likely to have a material adverse effect on your company.

RESPONSE:

Prior to the January 2010 meeting of the compensation committee, members of the Company’s human resources department and executive management met to discuss risks that may arise from the Company’s compensation policies and practices.  The discussion involved a review and consideration of several of the factors listed in Item 402(s) of Regulation S-K and the following factors:

•        In 2009, 98.6% of IDACORP’s income from continuing operations was contributed by Idaho Power, which is an electric utility, and management believes its operations do not lend themselves to or incentivize significant risk-taking by Company employees.

•        The Company uses a balanced and diverse compensation structure designed to link an appropriate portion of compensation to the Company’s long-term performance.

•        The Company benchmarks its compensation to be consistent with industry practice.

•        Incentive compensation is based on diverse performance metrics that are consistent with the Company’s long-term goals.

•       The Company has internal controls and standards of business conduct that support the Company’s compensation goals and mitigate risk, and the Company uses auditing processes on a regular basis to assure compliance with these controls and standards.

•        The compensation committee oversees the Company’s compensation policies and practices and is responsible for reviewing and approving executive compensation, and considers potential risks when evaluating executive compensation policies and practices.

At its January 2010 meeting, members of the compensation committee discussed, together with management and its compensation consultant, whether the Company’s compensation programs incentivized risk-taking behavior.  During this process, the compensation committee analyzed the fixed and variable components of compensation and considered whether compensation programs should be modified to ensure a balance between prudent business risk and resulting reward is maintained.  After this evaluation, the compensation committee determined that the Company’s compensation practices do not increase the Company’s risk exposure.  The compensation committee also observed that the Company has an extensive risk management policy and that the Company’s compensation practices are not a significant factor in the overall risk profile of the Company’s business.

In providing the foregoing responses to the Staff’s comments, the Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please feel free to contact me at (208) 388-2650.

Very truly yours,

/s/ Darrel T. Anderson

Darrel T. Anderson

Executive Vice President –

Administrative Services and

Chief Financial Officer

cc:

Angie Kim, Staff Attorney

Securities and Exchange Commission

Mara Ransom, Legal Branch Chief

Securities and Exchange Commission

J. LaMont Keen

IDACORP, Inc.

Rex Blackburn

IDACORP, Inc.

Elizabeth W. Powers

Dewey & LeBoeuf LLP

Appendix A

Companies Included in the 2008 Energy Services Industry Executive Compensation Database

Annual Revenues of Less Than $1 Billion (16 Participants)

• American Transmission	• Allete
• Black Hills	• California Independent System Operator
• Cheniere Energy	• Colorado Springs Utilities
• Electric Power Research Institute	• Energy Northwest
• IDACORP	• MGE Energy
• Omaha Public Power	• PJM Interconnection
• STP Nuclear Operating Company	• UIL Holdings
• Unitil	• Wolf Creek Nuclear

Annual Revenues of $1 Billion to $3 Billion (24 Participants)

• AGL Resources	• Areva NP
• Avista	• City Public Service
• Cleco	• E.ON U.S.
• Energen	• Hawaiian Electric
• JEA	• Lower Colorado River Authority
• Mirant Corporation	• New York Power Authority
• NorthWestern Energy	• NW Natural
• Otter Tail	• PNM Resources
• Portland General Electric	• Salt River Project
• Seminole Energy Services	• Southern Union Company
• Targa Resources	• TransCanada
• UniSource Energy	• Westar Energy

Companies Included in Towers Perrin’s 2008 Executive Compensation Database

Annual Revenues of Less Than $1 Billion (42 Participants) - *Subsidiary

• Advanced Medical Optics	• Aerojet*
• American Crystal Sugar	• Ameron
• Anchor Danly*	• Appleton Papers
• Arysta LifeScience North America*	• Austria Microsystems*
• Bush Brothers	• CashNetUSA*
• Chesapeake	• Choice Hotels International
• Connell	• Corporate Executive Board
• Cubic	• Endo Pharmaceuticals
• ESRI	• G&K Services
• GEO Group	• Getty Images
• GXS	• HNTB
• ION Geophysical	• Irvine Company
• Kaman Industrial Technologies*	• Lord
• Luck Stone	• MDS Pharma Services*
• Media General	• MessageLabs*
• Millennium Pharmaceuticals	• National CineMedia
• Omnova Solutions	• PMC Sierra
• RF Micro Devices	• SENCORP
• Sirius Satellite Radio	• Stantec
• Stewart & Stevenson	• Ulticom
• Underwriters Laboratories	• Unifi

Annual Revenues of $1 Billion to $3 Billion (120 Participants) - *Subsidiary

• Advanced Medical Optics	• Alexander & Baldwin
• American Crystal Sugar	• AMETEK
• Ann Taylor Stores	• Applera
• Appleton Papers	• Arby's Restaurant Group
• Arysta LifeScience North America*	• Barr Pharmaceuticals
• Beckman Coulter	• BIC*
• Biogen Idec	• Bio-Rad Laboratories
• Blyth	• Bob Evans Farms
• Bracco Diagnostics*	• Brady
• Burger King	• Carpenter Technology
• CashNetUSA*	• Catalent Pharma Solutions
• Celgene	• Cephalon
• Ceridian	• Chesapeake
• COACH	• Convergys
• Crown Castle	• Cubic
• Day & Zimmermann	• Deluxe
• Dentsply	• Discovery Communications
• Donaldson	• E.W. Scripps
• Endo Pharmaceuticals	• Equifax
• Exterran	• Fleetwood Enterprises
• Flint Group USA*	• G&K Services
• GATX	• General Atomics
• GEO Group	• Getty Images
• Greif	• GTECH*
• H.B. Fuller	• Harland Clarke*
• Hayes-Lemmerz	• Hercules
• Herman Miller	• HNI
• Hospira	• Houghton Mifflin
• Hunt Consolidated	• IDEX
• IMS Health	• International Flavors & Fragrances
• International Game Technology	• Iron Mountain
• Irvine Company	• J.M. Smucker
• Jack in the Box	• Jostens*
• Kaman Industrial Technologies*	• Kennametal
• Kerzner International	• KLA-Tencor
• Magellan Midstream Partners	• Makino*
• Martin Marietta Materials	• Mary Kay
• McClatchy	• MDS Pharma Services*
• Media General	• Metavante Technologies
• MetroPCS Communications	• Millipore
• Monaco Coach	• Mueller Water Products
• National Semiconductor	• New York Times
• Noranda Aluminum	• Nypro
• PerkinElmer	• PolyOne
• Purdue Pharma	• Quintiles
• Ralcorp Holdings	• Rayonier
• Revlon	• RF Micro Devices
• Rich Products	• Safety-Kleen Systems
• SAS Institute	• Schreiber Foods
• Scotts Miracle Gro	• Sensata Technologies
• Shire Pharmaceuticals*	• Sigma-Aldrich
• Sirius Satellite Radio	• Smith & Nephew*
• Springs Global US*	• Stantec
• Steelcase	• Stewart & Stevenson
• TeleTech Holdings	• Teradata
• Terra Industries	• Thomas & Betts
• Toro	• Tupperware
• Underwriters Laboratories	• Uni-Select USA*
• Virgin Mobile USA	• Vistar
• Vulcan Materials	• Wendy's International